Exhibit 99.1

Fuwei Films Appoints Three New Directors

BEIJING, November 26, 2007 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL), a manufacturer and distributor of high-quality BOPET plastic film located in China, today announced that the Board of Directors has elected Mr. Tee Chuang Khoo, Professor Yudong Huang and Mr. Xiuyong Zhang to serve as members of its Board of Directors effective November 21, 2007. Mr. Khoo was appointed to serve as the Chairman of the Audit Committee.

“We are pleased to add experienced and distinguished professionals to the Board to help Fuwei Films realize its potential,” said Xiaoan He, Chairman and CEO of Fuwei Films. “Mr. Khoo’s experience with Asian public companies, and his management and finance background, will provide valuable insights to assist in building value for our shareholders. Professor Huang’s technical expertise, especially in film technology, will prove to be an important asset for the Board. Mr. Zhang has made valuable contributions at Fuwei and now he can provide his guidance as a member of the Board of Directors as well.”

Mr. Tee Chuang Khoo, 61, was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. in Shanghai until October 2007. Prior to DENEC, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, where he assisted the Managing Director with the entire operation of the company. Prior to that, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo has a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Masters in Business Administration (MBA) from University of Southern California (USA) in 1986 and a diploma in Accounting from the Association of International Accountants from the United Kingdom. Mr. Khoo is fluent in English, Mandarin Chinese, other Chinese dialects and Malay/Indonesian.

Mr. Khoo said, “My broad management, accounting and finance background will be very valuable to fulfill my director’s duties and especially as Chairman of the Audit Committee.”

Professor Yudong Huang, 42, is a Professor and Director of the Department of Applied Chemistry of Harbin Institute of Technology. His research coverage includes PET films. Since 1992, Professor Huang has performed more than 20 research projects, out of which 3 projects have won science and technology awards at the provincial and ministerial levels. He has published more than 60 papers in national and international publications. He was awarded the “Excellent Scientist Prize” of Heilongjiang Province in 1998. Professor Huang graduated from the Department of Applied Chemistry of Harbin Institute of Technology with a Ph.D., after also attaining Master and Bachelor degrees from the same institution.

Professor Huang said, “I am thrilled about my appointment as a director for Fuwei. My knowledge and experience of applied chemistry and the plastic film industry will help me fulfill my responsibilities as a director to this technology-enhanced film leader in the Chinese BOPET industry.”

Mr. Xiuyong Zhang has been the Deputy General Manager of Fuwei Films (Shandong) Co., Ltd. since January 2005 and is responsible for the day-to-day management of the financial and taxation matters in the PRC. Prior to joining Shandong Fuwei as a director in July 2004, Mr. Zhang had accumulated more than 10 years of experience in accounting and finance. Mr. Zhang was the vice president of the Weifang branch of Shandong Zhengyuan Hexin Auditors, an accounting firm in China, from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. Mr. Zhang was jointly certified as a public appraiser by the Ministry of Personnel and the Ministry of Finance in the PRC in 2004. He was certified as an accounting professional by the Ministry of Finance in 1997. He graduated with a degree in Accounting from the Shandong Television University in 1996. Mr. Zhang will replace Mr. Tongju Zhou, who resigned as director and member of the compensation committee in mid-October.

Mr. Zhang said, “My leadership experience and supervision of financial matters at Fuwei have made me well prepared to work with the other Board members to address the current challenges and guide the Company towards its potential. I look forward to working closely with the other Board members.”

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:
Christina He
Investor Relations
Phone: +86-10-8518-5620
Email: fuweiIR@fuweifilms.com

In the U.S.:
Leslie Wolf-Creutzfeldt
Investor Relations
The Global Consulting Group
Tel: +1-646-284-9472
Email: lwolf-creutzfeldt@hfgcg.com

# # #